UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1164771

As at December 15, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 15, 2004

Print the name and title of the signing officer under his signature.

----
Northern Dynasty Minerals Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

NORTHERN DYNASTY DRILLING SUCCESSFULLY DELINEATING
PEBBLE GOLD-COPPER-MOLYBDENUM DEPOSIT

December 15, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture-NDM; AMEX-NAK) is pleased to announce assay results for all core holes drilled during Northern Dynasty's extensive 2004 drilling program at the Pebble gold-copper-molybdenum deposit in southwest Alaska. This program of systematic core drilling was designed to upgrade a significant portion of the Pebble deposit's inferred mineral resource to measured and indicated classifications and to determine the deposit's full lateral and depth extent.

A complete tabulation of assay results from the 173 core holes (numbered 4136 through 4309) drilled during 2004 are attached to this news release and posted at www.northerndynasty.com. Drill hole locations maps are also posted at www.northerndynasty.com. These results demonstrate and confirm the exceptional uniformity and continuity of Pebble deposit mineralization, which occurs in a near-surface configuration with almost no internal waste over a broad area measuring at least 3 kilometres east-west and 2 kilometres north-south. The detailed drilling results provide positive confirmation of the geological model developed by Northern Dynasty and include numerous wide intervals with assay grades equal to or exceeding the previous deposit average estimated by Norwest Corporation in February 2004. A new independent resource estimate incorporating all 2004 drill holes, including the new East Zone discovery holes which intercepted substantial higher-grade gold-copper-molybdenum mineralization outside of the previous resource boundary (see NDM news release dated November 29, 2004), will be completed by an independent engineering company in the first quarter of 2005.

Another highlight of the 2004 drilling program is the discovery of additional porphyry gold-copper mineralization in a single hole drilled to test a 3.5 kilometre by 1.0 kilometre induced polarization geophysical anomaly located 15 kilometres southwest of the Pebble deposit. Drill hole 4308 returned 0.44% copper-equivalent over a 51.8 metre (170 feet) core length and demonstrates the potential for discovery of significant additional gold-copper porphyry deposits within the Pebble sulphide system. The 89 square kilometre Pebble mineral system, which is known to host several porphyry gold-copper deposits and occurrences has been listed by the United States Geological Survey as the world's most extensive sulphide system.

Northern Dynasty's Cdn$33.5 million comprehensive 2004 work program is nearing completion. The program was designed to collect detailed engineering, environmental and socioeconomic data for completion in 2005 of a Feasibility Study and permit applications for a long life, large-scale, open pit, gold-copper-molybdenum mine. A recent Preliminary Assessment indicates that the Pebble project could generate very attractive rates of return at production rates of 100,000 to 200,000 tonnes per day over a 30 to 60 year mine life.

An independent resource estimate prepared in early 2004 by Norwest Corporation, an internationally recognized minerals industry consulting firm, established Pebble as the largest deposit of contained gold and the second largest deposit of contained copper resources in North America, containing 26.5 million ounces of gold and 16.5 billion pounds of copper within an Inferred Mineral Resource of 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 grams gold per tonne, 0.27% copper and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). The Norwest estimate included higher-grade resources of 435 million tonnes of 0.49 grams gold per tonne, 0.42% copper and 0.021% molybdenum, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent. These higher-grade resources will facilitate rapid recovery of capital costs during the early years of a large scale mining operation.

The Pebble deposit is located in an area of gentle terrain and moderate climate, only 95 kilometres from ice-free tidewater in Cook Inlet. The State of Alaska's Southwestern Transportation Plan includes a port and a road from Cook Inlet to the town of Iliamna, located 25 km to the southeast of the Pebble deposit. The Alaskan Department of Transportation and Public Facilities has commissioned pre-feasibility level engineering studies along this transportation corridor, with results expected in early 2005. Power requirements are likely to be met by connection to the Railbelt Transmission Grid, which services 75% of the Alaskan population and produces 80% of the State's power or by an Independent Power Producer's generator located adjacent to the project area.

Mark Rebagliati, P.Eng., and Dr. Morris Beattie, P.Eng., are the Qualified Persons for the Pebble Project and are supervising the quality control and quality assurance program. Core logging and sampling are completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the ALS Chemex laboratory in Fairbanks for drying, weighing and crushing. Samples are shipped by airfreight to the main ALS Chemex laboratory, North Vancouver, Canada (an ISO 9002 certified laboratory) for final preparation and analysis. Gold is determined by 30 g Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. Copper and molybdenum assays are by four acid digestion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are also analyzed for 23 additional elements by four acid digestion ICP-ES. Northern Dynasty includes standards, duplicates and blanks in addition to the laboratory's internal quality control work. Duplicate samples are analyzed by Acme Analytical Laboratories of Vancouver, Canada.

Northern Dynasty recently exercised its options to acquire an 80% interest in the Resource Lands hosting most of the Pebble deposit and a minimum 40% interest in the surrounding Exploration Lands from Teck Cominco American Inc. Teck Cominco has a 90 day right to form a 50-50 joint venture on the Exploration Lands. Northern Dynasty also has a 90 period to elect to acquire the 20% carried interest in the Pebble Project held by Hunter Dickinson Group Inc., a related party, for share consideration equal to its independently appraised value. By exercising all of its options, Northern Dynasty can acquire up to a 100% interest in the Resource Lands (with no back-in rights or royalty) and a minimum 50% interest in the surrounding Exploration Lands.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

This news release uses the term "inferred resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. There is a great amount of uncertainty about the existence, and economic and legal feasibility of "inferred resources". It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

--------

NORTHERN DYNASTY MINERALS LTD. - PEBBLE PROJECT
TABLE OF ASSAY RESULTS

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
4136		149.4	313.9	164.6	540	0.40	0.42	0.020	0.79
4136	Incl.	234.7	301.8	67.1	220	0.59	0.48	0.020	0.97
4137		32.0	381.6	349.6	1147	0.39	0.36	0.022	0.73
4137	Incl.	166.7	310.0	143.3	470	0.54	0.52	0.028	1.02
4138		39.6	303.9	264.3	867	0.42	0.31	0.023	0.71
4138	Incl.	114.0	194.8	80.8	265	0.68	0.42	0.029	1.01
4139		25.6	154.8	129.2	424	0.51	0.42	0.014	0.83
4140		6.1	200.3	194.2	637	0.37	0.30	0.014	0.62
4140	Incl.	87.5	162.8	75.3	247	0.52	0.36	0.014	0.77
4141		28.0	44.8	16.8	55	1.96	0.03	0.001	1.28
4141		142.3	163.7	21.3	70	1.28	0.10	0.002	0.93
4141		266.1	325.8	59.7	196	0.43	0.37	0.015	0.73
4142		24.4	283.2	258.8	849	0.68	0.44	0.019	0.98
4142	Incl.	24.4	45.4	21.0	69	0.50	0.61	0.044	1.18
4142	Incl.	130.8	234.4	103.6	340	1.11	0.52	0.018	1.33
4143		24.1	54.6	30.5	100	0.32	0.31	0.015	0.60
4143		134.1	197.8	63.7	209	0.40	0.36	0.018	0.71
4143		231.7	258.8	27.1	89	0.33	0.35	0.034	0.75
4144		157.0	292.3	135.3	444	0.37	0.34	0.019	0.68
4144	Incl.	222.2	292.3	70.1	230	0.50	0.42	0.025	0.88
4145		21.0	280.1	259.1	850	0.68	0.55	0.037	1.20
4145	Incl.	85.0	249.6	164.6	540	0.88	0.69	0.050	1.54
4145	Incl.	106.4	249.6	143.3	470	0.93	0.74	0.053	1.63
4146		29.3	142.7	113.4	372	0.45	0.34	0.018	0.72
4146	Incl.	69.5	142.7	73.2	240	0.46	0.38	0.022	0.80
4147		24.1	185.6	161.5	530	0.80	0.40	0.010	0.96
4147	Incl.	60.7	161.2	100.6	330	0.99	0.42	0.011	1.11
4148		18.3	78.9	60.7	199	0.46	0.38	0.019	0.78
4148	Incl.	18.3	51.5	33.2	109	0.50	0.43	0.025	0.88
4148		179.5	213.1	33.5	110	0.36	0.38	0.010	0.66
4149		171.6	473.4	301.8	990	0.49	0.46	0.026	0.92
4149	Incl.	171.6	407.8	236.2	775	0.54	0.51	0.027	1.01
4150		39.3	60.7	21.3	70	0.54	0.32	0.008	0.71
4150		88.1	241.1	153.0	502	0.42	0.32	0.014	0.67
4151		48.5	78.9	30.5	100	0.27	0.25	0.013	0.50
4152		48.5	78.9	30.5	100	0.30	0.19	0.010	0.44
4153		72.5	261.5	189.0	620	0.30	0.27	0.013	0.54
4153	Incl.	72.5	93.9	21.3	70	0.56	0.36	0.010	0.78
4154		24.1	66.8	42.7	140	0.60	0.21	0.001	0.60
4154		208.3	289.3	80.9	266	0.33	0.39	0.015	0.68
4155		185.6	310.6	125.0	410	0.42	0.46	0.018	0.83
4156	Anomalous results, 0.35% CuEQ over hole length of 117 feet.
4157	Anomalous results, 0.22% CuEQ over hole length of 150 feet.
4158		127.7	155.1	27.4	90	0.58	0.24	0.008	0.65
4158		225.6	310.6	85.0	279	0.63	0.42	0.009	0.88
4159	Anomalous results, 0.27% CuEQ, over hole length of 124 feet.
4160		75.3	105.2	29.9	98	0.47	0.29	0.005	0.62
4161		48.5	85.8	37.3	123	0.52	0.33	0.010	0.72
4161		167.3	205.1	37.8	124	0.51	0.35	0.009	0.72
4162		39.3	143.0	103.6	340	0.56	0.29	0.018	0.75
4162		152.1	216.1	64.0	210	0.32	0.28	0.019	0.60
4163		22.6	212.8	190.2	624	0.42	0.30	0.011	0.63
4164		39.6	185.4	145.8	478	0.38	0.29	0.018	0.63
4164		229.3	271.0	41.7	137	0.27	0.33	0.011	0.57
4165		25.5	330.7	305.3	1002	0.48	0.32	0.015	0.71
4165	Incl.	25.5	57.9	32.5	107	0.43	0.45	0.011	0.78
4165	Incl.	266.7	330.7	64.0	210	0.75	0.30	0.014	0.85
4166		15.2	118.6	103.3	339	0.63	0.37	0.007	0.81
4167	Anomalous results, 0.28% CuEQ over hole length of 899 feet.
4168		36.3	197.8	161.5	530	0.46	0.29	0.006	0.62
4169		27.7	228.3	200.6	658	0.48	0.32	0.014	0.70
4169	Incl.	143.0	213.1	70.1	230	0.58	0.36	0.018	0.83
4170		21.0	161.2	140.2	460	0.41	0.31	0.006	0.61
4170	Incl.	127.3	161.2	34.0	112	0.46	0.39	0.010	0.73
4171		136.9	286.2	149.4	490	0.25	0.28	0.009	0.50
4172		63.1	289.9	226.8	744	0.67	0.34	0.010	0.83
4172	Incl.	63.1	207.0	143.9	472	0.85	0.38	0.011	0.98
4173		104.9	182.3	77.4	254	0.48	0.40	0.016	0.79
4174	Abandoned, no core, redrilled as 4177.
4175		145.5	214.3	68.7	226	0.23	0.29	0.023	0.56
4175		145.5	162.5	16.9	56	0.31	0.39	0.022	0.71
4175		255.4	295.1	39.6	130	0.25	0.33	0.029	0.65
4176		132.6	207.0	74.4	244	0.35	0.35	0.007	0.61
4177		83.5	134.7	51.3	168	0.48	0.29	0.011	0.66
4178		21.3	330.1	308.8	1013	0.26	0.31	0.019	0.58
4178	Incl.	48.5	124.7	76.2	250	0.38	0.38	0.020	0.73
4179		30.2	57.6	27.4	90	0.41	0.36	0.011	0.68
4180		124.7	216.1	91.4	300	0.45	0.34	0.011	0.69
4181		163.7	274.0	110.3	362	0.75	0.33	0.022	0.93
4182		24.4	307.2	282.9	928	0.39	0.41	0.031	0.83
4182	Incl.	196.6	285.9	89.3	293	0.43	0.49	0.047	1.03
4183		91.1	191.7	100.6	330	0.48	0.26	0.006	0.60
4184		30.5	216.1	185.6	609	0.28	0.31	0.027	0.64
4184	Incl.	30.5	115.5	85.0	279	0.33	0.37	0.025	0.72
4185		33.5	179.5	146.0	479	0.37	0.30	0.006	0.57
4186		28.7	151.8	123.1	404	0.40	0.51	0.035	0.96
4186	Incl.	82.0	133.2	51.2	168	0.54	0.60	0.044	1.19
4187		31.1	170.7	139.6	458	0.39	0.61	0.057	1.19
4187	Incl.	42.7	118.9	76.2	250	0.47	0.86	0.063	1.51
4188		181.5	426.4	244.9	804	0.55	0.47	0.031	1.00
4188	Incl.	216.1	368.5	152.4	500	0.65	0.57	0.032	1.16
4189		12.2	296.9	284.7	934	0.34	0.39	0.025	0.75
4189	Incl.	12.2	76.5	64.3	211	0.73	0.81	0.081	1.73
4190		12.5	96.9	84.4	277	0.55	0.42	0.023	0.90
4191		57.3	118.3	61.0	200	0.43	0.33	0.009	0.66
4192		103.3	122.6	19.3	63	0.47	0.36	0.022	0.78
4193		69.8	128.9	59.1	194	0.54	0.30	0.009	0.70
4194		18.0	64.9	46.9	154	0.72	0.51	0.011	1.04
4194		64.9	320.0	255.1	837	0.22	0.27	0.018	0.51
4194	Incl.	277.1	320.0	43.0	141	0.36	0.36	0.027	0.74
4195		30.2	112.5	82.3	270	0.33	0.34	0.028	0.71
4196		36.3	249.6	213.4	700	0.45	0.47	0.014	0.84
4196	Incl.	66.8	249.6	182.9	600	0.48	0.49	0.015	0.88
4196	Incl.	144.8	188.7	43.9	144	0.61	0.63	0.015	1.09
4197		18.0	45.2	27.2	89	0.50	0.34	0.004	0.69
4197		79.6	228.3	148.7	488	0.27	0.31	0.011	0.55
4198		38.4	106.4	68.0	223	0.40	0.45	0.013	0.78
4198		121.0	154.2	33.2	109	0.24	0.40	0.014	0.63
4198		204.2	286.2	82.0	269	0.31	0.40	0.013	0.67
4199		25.3	37.5	12.2	40	0.47	0.39	0.003	0.70
4199		53.2	199.5	146.3	480	0.48	0.48	0.011	0.85
4199	Incl.	96.0	148.3	52.3	172	0.65	0.65	0.013	1.13
4200		23.3	264.9	241.6	793	0.31	0.34	0.012	0.60
4200	Incl.	216.1	264.9	48.8	160	0.40	0.49	0.009	0.80
4201		39.6	128.0	88.4	290	0.26	0.41	0.029	0.74
4201	Incl.	42.7	73.2	30.5	100	0.29	0.55	0.026	0.87
4202		51.8	221.9	170.1	558	0.21	0.35	0.027	0.64
4202	Incl.	51.8	81.4	29.6	97	0.21	0.53	0.031	0.84
4203		17.7	109.1	91.4	300	0.41	0.51	0.067	1.15
4203		133.5	182.3	48.8	160	0.24	0.41	0.032	0.74
4204		28.4	200.0	171.6	563	0.39	0.53	0.039	1.01
4204	Incl.	28.4	135.9	107.6	353	0.49	0.68	0.035	1.19
4205		17.7	310.3	289.6	950	0.39	0.36	0.016	0.70
4205	Incl.	44.8	78.6	33.8	111	0.45	0.48	0.012	0.83
4205	Incl.	197.2	231.0	33.8	111	0.44	0.46	0.022	0.86
4206		65.8	189.9	124.1	407	0.46	0.36	0.017	0.75
4206	Incl.	74.1	104.6	30.5	100	0.54	0.40	0.015	0.83
4206	Incl.	159.4	189.9	30.5	100	0.46	0.41	0.021	0.82
4207		33.7	395.6	362.0	1188	0.32	0.41	0.016	0.71
4207	Incl.	55.6	107.6	52.0	171	0.51	0.51	0.014	0.91
4207	Incl.	122.5	167.0	44.5	146	0.49	0.56	0.013	0.94
4208		14.3	337.4	323.1	1060	0.43	0.26	0.008	0.58
4208	Incl.	14.3	191.1	176.8	580	0.43	0.27	0.009	0.60
4208	Incl.	14.3	127.1	112.8	370	0.45	0.29	0.008	0.62
4209	Anomalous results, 0.41% CuEQ over hole length of 931.5 feet.
4210		184.7	368.2	183.5	602	0.43	0.53	0.018	0.90
4210	Incl.	184.7	282.9	98.2	322	0.51	0.65	0.021	1.09
4211		27.1	97.2	70.1	230	0.51	0.27	0.012	0.67
4211	Incl.	63.7	97.2	33.5	110	0.59	0.33	0.012	0.77
4212		11.9	166.1	154.2	506	0.45	0.37	0.012	0.72
4212	Incl.	11.9	30.2	18.3	60	0.68	0.54	0.005	1.00
4213		12.5	23.5	11.0	36	0.58	0.46	0.011	0.89
4213		60.7	133.8	73.2	240	0.32	0.29	0.021	0.61
4214		7.9	310.6	302.7	993	0.29	0.31	0.024	0.63
4214		7.9	60.7	52.7	173	0.45	0.55	0.038	1.06
4215		39.3	146.0	106.7	350	0.26	0.27	0.022	0.56
4216		9.1	286.2	277.1	909	0.31	0.28	0.020	0.60
4216	Incl.	9.1	79.6	70.4	231	0.45	0.34	0.017	0.72
4216	Incl.	225.3	286.2	61.0	200	0.31	0.33	0.030	0.70
4217		9.1	210.0	200.9	659	0.29	0.34	0.015	0.61
4217	Incl.	9.1	86.3	77.1	253	0.42	0.42	0.015	0.78
4218		18.3	57.8	39.5	130	1.24	0.64	0.008	1.48
4218		165.2	231.3	66.1	217	0.32	0.39	0.019	0.70
4219		11.9	289.3	277.4	910	0.30	0.36	0.013	0.62
4219	Incl.	14.9	48.2	33.2	109	0.43	0.47	0.012	0.81
4219	Incl.	200.3	271.6	71.3	234	0.30	0.51	0.017	0.79
4220		30.2	277.1	246.9	810	0.45	0.50	0.021	0.91
4220	Incl.	30.2	216.1	185.9	610	0.48	0.54	0.022	0.98
4221		17.7	261.5	243.8	800	0.43	0.56	0.028	0.99
4221	Incl.	17.7	185.3	167.6	550	0.50	0.64	0.030	1.13
4222		23.8	185.9	162.2	532	0.36	0.57	0.047	1.06
4222	Incl.	23.8	100.0	76.2	250	0.48	0.86	0.033	1.35
4223		32.9	123.4	90.5	297	0.28	0.34	0.040	0.74
4223	Incl.	45.1	72.5	27.4	90	0.38	0.55	0.074	1.21
4224	Anomalous results, 0.11% CuEQ over hole length of 120 feet.
4225	Anomalous results, 0.29% CuEQ over hole length of 370 feet.
4226		6.1	26.7	20.6	68	0.34	0.48	0.011	0.75
4226		66.8	130.8	64.0	210	0.37	0.35	0.009	0.64
4226		188.7	274.0	85.3	280	0.47	0.45	0.015	0.84
4226	Incl.	216.1	274.0	57.9	190	0.55	0.51	0.017	0.95
4227		9.1	84.3	75.1	247	0.58	0.40	0.012	0.84
4228		10.1	33.8	23.8	78	0.64	0.68	0.008	1.13
4229		29.6	213.1	183.5	602	0.33	0.38	0.013	0.67
4229	Incl.	36.1	146.0	109.9	361	0.40	0.42	0.014	0.75
4230		9.1	42.4	33.2	109	0.57	0.47	0.009	0.88
4230		56.1	80.5	21.6	71	0.73	0.39	0.015	0.94
4230		130.8	219.2	88.4	290	0.30	0.34	0.023	0.66
4230		249.6	299.6	50.0	164	0.34	0.41	0.012	0.69
4231		6.4	103.3	96.9	318	0.43	0.44	0.026	0.86
4231	Incl.	6.4	75.9	69.5	228	0.52	0.51	0.021	0.96
4231		146.0	225.3	79.3	260	0.35	0.34	0.020	0.68
4232		11.9	109.4	97.5	320	0.45	0.26	0.013	0.62
4232		179.5	280.1	100.6	330	0.61	0.41	0.015	0.89
4233		4.6	18.0	13.4	44	0.45	0.47	0.016	0.84
4233		48.5	69.8	21.3	70	0.56	0.48	0.018	0.94
4233		88.1	108.7	20.6	68	0.68	0.38	0.008	0.85
4234		18.3	152.1	133.8	439	0.62	0.37	0.007	0.81
4234	Incl.	18.3	45.4	27.1	89	0.73	0.49	0.006	0.98
4234	Incl.	91.4	152.1	60.7	199	0.83	0.35	0.008	0.92
4235		51.5	89.3	37.8	124	0.27	0.38	0.006	0.59
4236		9.1	249.6	240.5	789	0.41	0.33	0.011	0.66
4236		71.6	115.5	43.9	144	0.72	0.37	0.009	0.89
4237		7.3	78.9	71.6	235	0.36	0.35	0.014	0.67
4238		6.7	267.9	261.2	857	0.36	0.32	0.022	0.67
4238		63.7	91.1	27.4	90	0.58	0.41	0.018	0.88
4238		228.3	255.7	27.4	90	0.46	0.42	0.044	0.97
4239		13.7	149.1	135.3	444	0.48	0.34	0.020	0.76
4239	Incl.	13.7	36.3	22.6	74	0.63	0.38	0.009	0.83
4239	Incl.	45.4	83.8	38.4	126	0.74	0.43	0.024	1.03
4240		9.1	109.4	100.3	329	0.45	0.39	0.014	0.75
4240	Incl.	9.1	78.9	69.8	229	0.53	0.45	0.015	0.87
4241	Anomalous results, 0.06% CuEQ over hole length of 349 feet.
4242	Anomalous results, 0.18% CuEQ over hole length of 669 feet.
4243	Anomalous results, 0.19% CuEQ over hole length of 399 feet.
4244		27.1	182.6	155.5	510	0.37	0.40	0.018	0.73
4244	Incl.	60.7	182.6	121.9	400	0.33	0.45	0.019	0.76
4244	Incl.	152.1	182.6	30.5	100	0.44	0.59	0.016	0.96
4245		36.3	115.5	79.3	260	0.31	0.38	0.020	0.69
4245	Incl.	36.3	75.9	39.6	130	0.37	0.43	0.023	0.79
4246	Anomalous results, 0.26% CuEQ over hole length of 652 feet.
4247	Anomalous results, 0.12% CuEQ over hole length of 489 feet.
4248		81.7	89.9	8.2	27	0.44	0.41	0.021	0.81
4249	Anomalous results, 0.18% CuEQ over hole length of 664 feet.
4250		261.8	304.2	42.4	139	0.62	0.43	0.010	0.89
4251		213.4	282.9	69.5	228	0.33	0.32	0.007	0.57
4252	Anomalous results, 0.29% CuEQ over hole length of 409 feet.
4253		84.4	127.7	43.3	142	0.12	0.40	0.004	0.50
4254		12.2	170.4	158.2	519	0.35	0.30	0.023	0.66
4254	Incl.	12.2	100.3	88.1	289	0.40	0.32	0.026	0.72
4255		39.3	57.6	18.3	60	0.55	0.17	0.002	0.53
4256		8.8	36.3	27.4	90	0.48	0.36	0.008	0.71
4256		45.4	88.1	42.7	140	0.33	0.29	0.013	0.57
4256		108.5	152.1	43.6	143	0.30	0.29	0.026	0.63
4257		6.1	103.3	97.2	319	0.47	0.36	0.018	0.75
4257	Incl.	36.3	78.9	42.7	140	0.56	0.34	0.019	0.81
4258		12.8	139.9	127.1	417	0.47	0.31	0.015	0.69
4258	Incl.	12.8	91.1	78.3	257	0.61	0.35	0.016	0.83
4258	Incl.	33.8	57.6	23.8	78	1.09	0.47	0.011	1.23
4259		9.1	213.1	203.9	669	0.25	0.28	0.019	0.54
4259	Incl.	9.1	27.1	18.0	59	0.29	0.45	0.015	0.72
4260		33.2	155.1	121.9	400	0.52	0.22	0.009	0.60
4260	Incl.	103.3	115.5	12.2	40	0.68	0.33	0.014	0.84
4260	Incl.	146.0	155.1	9.1	30	0.78	0.44	0.020	1.05
4261		10.1	27.1	17.1	56	0.31	0.43	0.011	0.69
4261		54.6	88.1	33.5	110	0.31	0.38	0.020	0.69
4262		11.9	213.1	198.4	651	0.43	0.28	0.019	0.66
4262	Incl.	75.6	94.2	18.6	61	0.88	0.31	0.027	1.02
4263		30.8	201.2	170.4	559	0.33	0.41	0.050	0.90
4263	Incl.	30.8	159.7	128.9	423	0.35	0.46	0.058	1.00
4264		12.5	41.2	28.7	94	0.67	0.24	0.014	0.74
4265		103.3	202.4	98.8	324	0.80	0.40	0.019	1.01
4265	Incl.	162.5	202.4	39.9	131	1.01	0.61	0.023	1.39
4266		25.6	111.0	85.3	280	0.50	0.34	0.014	0.74
4267		31.9	202.7	170.8	561	0.27	0.52	0.020	0.81
4267	Incl.	41.2	115.5	74.4	244	0.29	0.60	0.017	0.88
4268	Anomalous results, 0.42% CuEQ over hole length of 272 feet.
4269		14.0	202.4	188.4	618	0.35	0.38	0.030	0.77
4269	Incl.	14.0	82.1	68.1	224	0.58	0.60	0.033	1.15
4270		17.4	245.4	228.0	748	0.47	0.50	0.022	0.93
4270	Incl.	17.4	151.3	134.0	440	0.57	0.57	0.023	1.06
4271		6.4	152.4	146.0	479	0.88	0.70	0.013	1.34
4272		124.7	188.7	64.0	210	0.42	0.23	0.013	0.57
4273	Anomalous results, 0.34% CuEQ over hole length of 889 feet.
4274	Anomalous results, 0.18% CuEQ over hole length of 936 feet.
4275		5.5	174.5	338.0	1109	0.30	0.29	0.019	0.59
4275	Incl.	5.5	85.3	159.7	524	0.34	0.34	0.014	0.64
4275		263.7	306.3	85.3	280	0.29	0.36	0.031	0.72
4276		4.6	201.2	196.6	645	0.37	0.37	0.018	0.70
4276	Incl.	4.6	94.5	89.9	295	0.45	0.48	0.022	0.88
4277		91.4	291.4	200.0	656	0.39	0.41	0.025	0.80
4277	Incl.	91.4	134.1	42.7	140	0.62	0.34	0.044	0.98
4277	Incl.	200.0	291.4	91.4	300	0.40	0.54	0.025	0.93
4278		45.4	109.4	64.0	210	0.56	0.25	0.008	0.65
4278		141.1	249.6	108.5	356	0.43	0.29	0.019	0.67
4279		7.6	146.0	138.4	454	0.33	0.34	0.019	0.66
4279	Incl.	24.1	69.8	45.7	150	0.43	0.44	0.019	0.82
4280		10.7	191.7	178.0	584	0.36	0.26	0.013	0.56
4280	Incl.	18.0	73.5	55.5	182	0.53	0.35	0.010	0.75
4281		33.2	115.5	82.3	270	0.44	0.25	0.008	0.57
4281	Incl.	33.2	57.0	23.8	78	0.58	0.31	0.006	0.71
4282		51.5	77.3	25.8	85	0.33	0.34	0.015	0.63
4283	Anomalous results, 0.36% CuEQ over hole length of 1909 feet.
4284		248.0	566.6	318.7	1046	0.46	0.46	0.019	0.86
4284	Incl.	248.0	399.0	151.0	496	0.64	0.56	0.020	1.08
4285		6.1	41.5	35.4	116	0.70	0.31	0.002	0.77
4286		63.7	131.1	67.4	221	0.44	0.32	0.005	0.63
4286		219.5	281.6	62.2	204	0.28	0.39	0.015	0.65
4287		45.4	237.4	192.0	630	0.29	0.46	0.052	0.94
4287	Incl.	45.4	87.8	42.4	139	0.51	0.81	0.052	1.42
4288		17.4	266.4	249.0	817	0.51	0.38	0.015	0.78
4288	Incl.	164.3	266.4	102.1	335	0.54	0.46	0.016	0.89
4289		15.2	27.1	11.9	39	0.58	0.37	0.007	0.78
4289		42.4	112.5	69.8	229	0.44	0.27	0.016	0.64
4289		210.0	300.8	90.8	298	0.38	0.47	0.014	0.79
4290		35.4	67.4	32.0	105	0.42	0.28	0.011	0.61
4290		140.2	246.9	106.7	350	0.36	0.31	0.021	0.66
4291		27.4	277.1	249.6	819	0.50	0.63	0.016	1.04
4292		212.0	652.9	440.9	1447	0.38	0.43	0.029	0.84
4292	Incl.	212.0	341.1	129.1	424	0.55	0.57	0.021	1.04
4292	Incl.	603.2	652.9	49.7	163	0.48	0.53	0.023	0.97
4293		247.5	716.0	468.5	1537	0.59	0.43	0.026	0.95
4293	Incl.	247.5	411.2	163.7	537	0.86	0.61	0.020	1.26
4294		21.0	554.7	533.7	1751	0.26	0.26	0.018	0.52
4294	Incl.	21.0	305.7	284.7	934	0.36	0.34	0.012	0.64
4294	Incl.	21.0	44.2	23.2	76	0.78	0.59	0.006	1.12
4294	Incl.	97.2	305.7	208.5	684	0.34	0.34	0.014	0.63
4295		42.7	231.7	189.0	620	0.39	0.44	0.023	0.82
4295	Incl.	51.8	125.0	73.2	240	0.53	0.66	0.020	1.11
4296		33.5	298.7	265.2	870	0.28	0.34	0.016	0.61
4296	Incl.	33.5	103.6	70.1	230	0.28	0.50	0.014	0.75
4297		26.5	260.0	233.5	766	0.74	0.49	0.019	1.07
4297	Incl.	26.5	132.0	105.5	346	1.06	0.56	0.021	1.35
4298	Hole Abandoned, Not Sampled
4299		23.2	45.1	22.0	72	0.43	0.34	0.020	0.73
4299		75.9	274.6	198.7	652	0.45	0.34	0.017	0.72
4300		303.4	719.9	416.5	1367	0.65	0.46	0.033	1.06
4300	Incl.	303.4	435.6	132.1	434	0.98	0.66	0.017	1.38
4300	Incl.	627.3	719.9	92.7	304	0.52	0.31	0.081	1.09
4301		306.3	371.9	65.5	215	1.00	0.73	0.016	1.46
4302		292.9	645.6	352.7	1157	0.55	0.43	0.020	0.90
4302	Incl.	292.9	411.2	118.3	388	0.67	0.52	0.020	1.05
4302	Incl.	466.0	591.0	125.0	410	0.58	0.41	0.025	0.91
4303		313.2	688.5	375.4	1232	0.50	0.47	0.027	0.94
4303	Incl.	313.2	399.0	85.8	282	0.87	0.75	0.018	1.41
4303	Incl.	645.9	688.5	42.7	140	0.55	0.35	0.042	0.94
4304	Anomalous results, 0.20% CuEQ over hole length of 715 feet.
4305		102.1	517.9	415.6	1364	0.27	0.30	0.022	0.59
4305	Incl.	102.1	120.7	18.6	61	1.38	0.60	0.012	1.55
4305	Incl.	150.1	240.5	90.2	296	0.42	0.36	0.022	0.75
4306		24.1	310.6	286.5	940	0.40	0.47	0.022	0.85
4306	Incl.	27.1	158.2	131.1	430	0.51	0.54	0.022	0.99
4307		9.1	277.4	268.2	880	0.42	0.33	0.030	0.76
4307	Incl.	9.1	70.1	61.0	200	0.88	0.52	0.022	1.21
4308		51.5	237.4	185.9	610	0.19	0.17	0.013	0.36
4308	Incl.	185.6	237.4	51.8	170	0.22	0.20	0.018	0.44
4309		15.2	127.7	112.5	369	0.44	0.25	0.019	0.64
4309	Incl.	15.2	54.6	39.3	129	0.74	0.36	0.026	0.98
4309		127.7	450.8	323.1	1060	0.34	0.34	0.024	0.70

1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)